Exhibit 4.12

Amendment to Warrant[s]

This Amendment to Warrant[s] dated as of May 26, 2022, is by and between ______________ (“Holder”), and Nano Magic Holdings Inc., a Delaware corporation formerly known as PEN Inc. (the “Company”).

1.	The Company has issued to Holder warrants to purchase Class A common stock of the Company that, under the amended and restated certificate of incorporation of the Company is now simply common stock. The warrants owned by holder are:

Date of issue:	Underlying shares:

2.	The Company and Holder agree to extend the original for year term of the warrants held by holder for an additional two-year term, meaning that each warrant will expire six years from date of issue.

3.	The Company and Holder agree that for each of the above described warrants (i) the Notice of Warrant Exercise shall hereafter reference the warrant, as amended; (ii) notices to the Company shall be sent to Nano Magic Holdings Inc. at 31601 Research Park Drive, Madison Heights Ml 48701, and e-mail to tom@nanomagic.com with a copy to leo@nanomagic.com.

4.	The Company and Holder agree that the other terms of the warrants remain in full force and effect without amendment.

IN WITNESS WHEREOF, each of the parties has executed this Amendment to Warrants by its duly authorized representative.

[Name of Holder]	Nano Magic Holdings Inc.

By:	By: